

07006963

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
APR 27 2007
603

SEC FILE NUMBER
8- 66065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Savvian Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 California Street
(No. and Street)

San Francisco, California 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel H. Veatch (415) 318-3626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Odenberg, Ullakko, Muranishi & Co. LLP
(Name – *if individual, state last, first, middle name*)

465 California Street, Suite 700, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ *Accountant not resident in United States or any of its possessions.*

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SAVVIAN ADVISORS, LLC
(FORMERLY PERSEUS ADVISORS, LLC)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
AND REPORT OF INDEPENDENT AUDITORS
DECEMBER 31, 2006

SAVVIAN ADVISORS, LLC
(FORMERLY PERSEUS ADVISORS, LLC)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
AND REPORT OF INDEPENDENT AUDITORS
DECEMBER 31, 2006

OATH OR AFFIRMATION

I, Daniel H. Veatch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Savvian Advisors, LLC, as of December, 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

Chief Financial Officer
____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OUM ODENBERG ULLAKKO MURANISHI & CO. LLP
Certified Public Accountants & Consultants

465 California Street, Suite 700 | Telephone: (415) 434-3744
San Francisco, California 94104 | Facsimile: (415) 788-2260

To the Managing Member of
Savvian Advisors, LLC
(formerly Perseus Advisors, LLC)

REPORT OF INDEPENDENT AUDITORS

In our opinion, the accompanying statement of financial condition and the related statements of income and changes in member's equity and of cash flows present fairly, in all material respects, the financial position of Savvian Advisors, LLC (formerly Perseus Advisors, LLC) (the "Company") at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Odenberg Ullakko Muranishi & Co

San Francisco, California
January 25, 2007

SAVVIAN ADVISORS, LLC
(FORMERLY PERSEUS ADVISORS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Current assets:		
Cash and cash equivalents	$	1,676,754
Accounts receivable		3,792,943
Other receivables		145,808
Prepaid expenses		65,233
Total current assets		5,680,738
Other assets		4,453
	$	5,685,191

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:		
Accounts payable	$	212,311
Accrued compensation		147,530
Other accrued liabilities		150,518
Due to Savvian, LLC		141,595
Total current liabilities		651,954
Deferred rent		287,220
Total liabilities		939,174
Commitments (Note 4)		-
Member's equity		4,746,017
	$	5,685,191

See accompanying notes to financial statements.

SAVVIAN ADVISORS, LLC
(FORMERLY PERSEUS ADVISORS, LLC)

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Investment banking and transactional fees	$ 33,564,123
Expenses:	
Compensation and benefits	22,627,369
Professional services	531,048
Office and equipment leases	1,301,907
Marketing and business development	627,196
Other general and administrative	1,458,597
	26,546,117
Operating income	7,018,006
Interest income	142,339
Net income	7,160,345
Member's equity at beginning of year	1,400,672
Member's contributions	2,700,000
Member's withdrawals	(6,515,000)
Member's equity at end of year	$ 4,746,017

See accompanying notes to financial statements.

SAVVIAN ADVISORS, LLC
(FORMERLY PERSEUS ADVISORS, LLC)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net income	$	7,160,345
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable and other receivable		(2,870,548)
Prepaid expenses		(23,213)
Accounts payable		75,879
Accrued compensation		21,861
Other accrued liabilities		(251,052)
Due to Savvian, LLC		87,684
Deferred rent		31,082
Cash provided by operating activities		4,232,038
Cash flows from financing activities:		
Member's contributions		2,700,000
Member's withdrawal		(6,515,000)
Cash used for financing activities		(3,815,000)
Net increase in cash and cash equivalents		417,038
Cash and cash equivalents at beginning of year		1,259,716
Cash and cash equivalents at end of year	$	1,676,754
Cash paid during the year for:		
Income taxes	$	800

See accompanying notes to financial statements.

SAVVIAN ADVISORS, LLC
(FORMERLY PERSEUS ADVISORS, LLC)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Organization, operations and summary of significant accounting policies:

Organization and operations

Savvian Advisors, LLC (formerly Perseus Advisors, LLC), (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Savvian, LLC (formerly Perseus Group, LLC). The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company was originally formed on November 24, 2003 as Perseus Advisors, LLC. In February 2006 the Company changed its business name to Savvian Advisors, LLC. The Company is engaged in the business of providing investment banking services to businesses on specific matters, mainly in the offering of securities to institutional investors. The accompanying financial statements present the operating results of the Company for the year ended December 31, 2006.

A summary of significant accounting policies follows:

Revenue recognition

Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Investment banking fees are recognized monthly as retainer fees are billed, and as services are provided. Transactional fees are recognized as revenue when the related transaction is completed and fees are earned. Reimbursable expenses associated with investment banking services are recorded in other general and administrative expenses, net of client reimbursements.

Income taxes

The Company was formed as a Delaware limited liability company. The Company's federal and California taxable income or loss is passed through to its sole member to be reported on the member's individual tax returns; accordingly, no provision for federal income taxes is reflected in these financial statements. The State of California assesses an annual minimum franchise tax of $800 and an annual fee, based on gross receipts, of $11,790. Both the minimum tax and the fee are included in other general and administrative expenses.

Cash and cash equivalents

Cash and cash equivalents consist of FDIC insured demand deposit accounts.

Concentration of credit risk

The Company performs ongoing credit evaluations of its customers. The Company's credit losses have not been significant.

The Company places its cash accounts with a high quality financial institution. At December 31, 2006 and periodically throughout the period then ended, such investments were in excess of FDIC insurance limits.

The Company derived 58% of its revenue from four customers during the year ended December 31, 2006.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are reasonable estimates of the fair value of these financial instruments.

Advertising and promotion costs

The Company expenses advertising and promotion costs as incurred. Advertising and promotion expense is included in marketing and business development expenses.

NOTE 2 - Employee benefit plans:

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may at its discretion match a percentage of each employee's contribution. The Company may also make discretionary profit sharing contributions to the plan. During the year ended December 31, 2006, the Company did not make any contributions to the plan.

NOTE 3 - Related party transactions:

The Parent of the Company, Savvian, LLC, incurs a number of expenses related to the daily operations of the Company. Substantially all of the expenses incurred by the Parent on behalf of the Company are reimbursed by the Company based upon an Expense Reimbursement Agreement between the Company and Savvian, LLC and are included in the accompanying financials statements under other general and administrative expenses.

NOTE 4 - Commitments:

The Parent of the Company, Savvian, LLC, has entered into various lease agreements for office facilities and equipment and furniture used by the Company. The lease agreements expire on various dates through November 2010. The Company is a party to some of the agreements. The Company reimburses the Parent for substantially all of the Parent's obligations under the leases, which totaled $1,301,907 for the office facility lease, and $231,484 for equipment and furniture leases for the year ended December 31, 2006.

The office facility leases for the San Francisco, New York, and Chicago offices provide for increasing rent payments over the lease term. The Company recognizes rental expense on a straight-line basis over the lease term and records as deferred rent the difference between the amount charged to expense and the rent payment amount.

Future minimum payments under the above lease obligations for years ending after December 31, 2006 are as follows:

Year	Office Facilities	Furniture and Equipment
2007	1,010,198	52,308
2008	986,523	35,873
2009	817,462	6,093
2010	466,985	6,093
2011	-	3,554
	$ 3,281,168	$ 103,921

In December 2006, the Company signed a six-month consulting agreement with an independent contractor to perform services for the Company. Per the agreement, the Company is obligated to pay a total of $175,000 in six monthly installments. The Company made one payment in 2006 and the amount is reflected in the Company's professional fees for the year. Additional payments will be expensed in 2007, as service is provided.

NOTE 5 – Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule, and maintenance of a ratio of aggregate indebtedness to net capital, as defined by the Rule, of not more than 15 to 1.

At December 31, 2006, the Company had net capital of $737,580, which was $637,580 in excess of its net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.3 to 1.

SUPPLEMENTAL INFORMATION

SAVVIAN ADVISORS, LLC
(FORMERLY PERSEUS ADVISORS, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

DECEMBER 31, 2006

Net capital:	
Total member's equity	$ 4,746,017
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable and other receivable	(3,938,751)
Prepaid expenses	(65,233)
Other assets	(4,453)
Total deductions and/or charges	(4,008,437)
Net capital before haircuts on securities positions	737,580
Haircuts on securities positions	-
Net capital	$ 737,580
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 212,311
Accrued compensation	147,530
Other acrued liabilities	150,518
Due to Savvian, LLC	141,595
Deferred rent	287,220
Total aggregate indebtedness	$ 939,174
Computation of basic net capital requirement:	
Net captial	$ 737,580
Minimum net capital required (6 2/3% of aggregate indebtedness or $100,000, whichever is greater)	100,000
Excess net capital	$ 637,580
Ratio: Aggregate indebtedness to net capital	1.3 to 1
Reconciliation with Company's computation (included in FOCUS report Part II (unaudited) of Form X-17-A-5 as of December 31, 2005):	
Net capital, as reported in Company's FOCUS report Part II (unaudited) of Form X-17-A-5	$ 4,746,017
Allowable assets originally reported as nonallowable:	-
Difference due to offsetting various asset accounts against related liabilities:	-
Net capital per above	$ 4,746,017

See accompanying notes to financial statements.

OUM ODENBERG ULLAKKO MURANISHI & CO. LLP
Certified Public Accountants & Consultants

465 California Street, Suite 700
San Francisco, California 94104
Telephone: (415) 434-3744
Facsimile: (415) 788-2260

To the Managing Member of
Savvian Advisors, LLC
(formerly Perseus Advisors, LLC)

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements of Savvian Advisors, LLC (formerly Perseus Advisors, LLC) (the "Company") for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Odenberg Ullakko Muranishi & Co

Odenberg, Ullakko, Muranishi & Co. LLP
San Francisco, California
January 25, 2007

END